Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Harleysville National Corporation
Commission File No. 0-15237
Jeff Blumenthal
BLOG: Law & Finance
Tuesday, August 18, 2009, 8:45am EDT
FIrst Niagara boss knows the score
by Jeff Blumenthal Staff Writer
First Niagara Financial Group CEO John Koelmel doesn’t sound like most of the local bank executives. Maybe it has something to do with his upstate New York accent — I felt like I was interviewing a really smart hockey player.
And Koelmel knows his hockey. But with his bank’s pending expansion into Pittsburgh and Philadelphia, the Buffalo Sabers fan says he has all the bases covered.
“Between the Sabers, Penguins and Flyers, one of them stands a good chance to win the Stanley Cup,” Koelmel said.
Koelmel, whose Buffalo-based bank agreed to acquire Harleysville National Corp. earlier this month for $237 million, said he knows what to expect in Philadelphia.
His daughter graduated from Haverford College last spring and was captain of the lacrosse team. He would routinely make the six-hour drive to see her games, which indoctrinated him to the Philadelphia region.
“I was running back and forth to games and really had a chance to see the area,” Koelmel said. “I stayed at a hotel in West Conshohocken regularly.”
Koelmel said the bank’s expansion into Albany, Pittsburgh and Philadelphia in the past five years is all about moving into higher-growth markets.
“Albany is the state capital and is better off economically than western New York,” Koelmel said. “And Pittsburgh and Philadelphia continue that trend. We are trying to cherry pick locations that will incrementally improve the organization.”
Koelmel said he “kept one eye on Harleysville over the past year or so. We were aware of their credit issues and that they were working hard to make necessary changes. I felt they did a good job identifying these problems.”
Harleysville National was required to improve capital levels by regulators, which led the bank to explore mergers and acquisitions. Koelmel actually approached Harleysville National CEO Paul Geraghty about pursuing a deal. But if there is meaningful erosion of credit quality, First Niagara can change the transaction or walk away before closing.

Koelmel does not expect that to happen but he does see more opportunity to grow. He said the lengthy list of Philadelphia-area competitors will dwindle in the coming years “in a meaningful way.”
The analysts tracking First Niagara seem to really respect management. Joseph Fenech of Sandler O’Neill & Partners predicts the bank will do well in Philadelphia.
“It’s not like they are going to Vegas or Florida — a huge growth market that they don’t understand,” Fenech said. “And I don’t think they will stop here. They will integrate these two [pending acquisitions in Pittsburgh and Philadelphia] and then look for more in Pennsylvania.”
Collyn Gilbert of Stifel Nicolaus said while its peers grew aggressively between 2003 and 2007, First Niagara was content to simply move into Albany and bide its time for further expansion.
“But now the bank has an appetite for risk and opportunity.” Gilbert said. “They have the capital, will and confidence. The weaker competition will be rolled up. And Pennsylvania needs consolidation because there is already too much competition.”
ADDITIONAL INFORMATION ABOUT THE FIRST NIAGARA-HARLEYSVILLE TRANSACTION
First Niagara will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514, (716) 625-7692, or to Harleysville National Corporation, 483 Main Street, Harleysville, Pennsylvania 19438, Attention: Noel Devine (215) 256-8851 ext 61703.
Harleysville, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville in connection with the acquisition. Information about the directors and executive officers of Harleysville and their ownership of Harleysville common stock is set forth in Harleysville’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at Harleysville’s address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara’s most recent proxy statement filed with the SEC and available at the SEC’s Internet site and from First Niagara at the address set forth in the preceding paragraph.
Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.